
02017158


RECD S.E.C.
MAR 5 2002
080

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended March 1, 2002



Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).





**FOR IMMEDIATE RELEASE**


**Investors**
Contact:

**Jack Howarth**
Elan (U.S.)
Ph: 212-407-5740
800-252-3526
jack.howarth@elan.com

**Emer Reynolds**
Elan (Europe)
Ph: 353-1-709-4080
00800 28352600
emer.reynolds@elan.com

**Justin Victoria**
American Home Products
Ph: 973-660-5340

**Media**
Contact:

**Max Gershenoff**
Elan
Ph: 212-407-5751
max.gershenoff@elan.com

**Lowell Weiner**
American Home Products
Ph: 973-660-5013
weinerl@ahp.com

**Douglas Petkus**
Wyeth-Ayerst
Ph: 610-902-7336
petkusd@labs.wyeth.com


## ELAN AND WYETH PROVIDE UPDATE ON STATUS OF ALZHEIMER'S COLLABORATION

**Dublin, Ireland/ Madison, New Jersey, March 1, 2002** -- Elan Corporation, plc (NYSE: ELN) ("Elan") and Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products Corporation (NYSE: AHP) ("AHP"), announced today they have decided not to resume further dosing of AN-1792, an experimental immunotherapeutic under development for the treatment of mild to moderate Alzheimer's disease.

In early January, Wyeth and Elan suspended all clinical dosing with AN-1792 in the exploratory Phase 2A study immediately after learning that four patients in France were reported to have experienced clinical signs consistent with inflammation in the central nervous system ("CNS"). Since the companies halted dosing in January, eleven additional patients were reported with symptoms associated with CNS inflammation.

The companies, in consultation with the independent Safety Monitoring Committee, have concluded that no additional patients shall be treated with AN-1792, but patients will continue to be followed to assess on-going safety. The companies are continuing their pre-clinical and clinical investigations into these cases and are in regular contact with regulatory agencies in the US and Europe regarding the progress of this effort.

All patients who experienced this event have, or are, receiving medical care and most have shown improvement or recovered. The companies are aggressively collaborating with clinical investigators to better understand the cause of this phenomenon. Information regarding these events will be communicated to patients or their caregivers on an ongoing basis.

"We will continue to monitor all patients who have received drug in these studies," says Dr. Ivan Lieberburg, Elan's Chief Scientific and Medical Officer. "The well-being of patients is always our paramount concern. Our decision to first suspend dosing, and now permanently discontinue dosing in this exploratory phase of clinical research with this single compound, in our opinion, remains in the best interest of the health and safety of patients. There are additional compounds under preclinical evaluation as part of this collaboration. We believe that these alternative therapeutic candidates may result in a treatment for Alzheimer's disease."

AHP and Elan have formed one of the broadest research alliances in the pharmaceutical industry to develop immunotherapeutic approaches to treat and prevent Alzheimer's disease. AN-1792 represents the first in a series of therapeutic approaches currently under development within this collaboration that explore the clinical potential of immunotherapy for Alzheimer's disease. Elan and Wyeth are committed to further research and to finding a cure for Alzheimer's disease, an affliction that claims millions of lives each year.

"These developments are not uncommon in early clinical research with an innovative compound like AN-1792," says L. Patrick Gage, President, Wyeth-Ayerst Research. "Our immediate goals are two-fold – the safety of all patients involved in these trials; and to gain a greater understanding of the nature of these events. Both companies are committed to developing a treatment for Alzheimer's disease and we are hopeful that our alternative Alzheimer's approaches will continue to advance in development."

Clinical trials with AN-1792 were being conducted in the US and four European countries in patients with Alzheimer's disease using AN-1792 (also known as AIP-001). Approximately 360 patients had received multiple doses of AN-1792. The Phase 2A study was designed to measure the immune response to immunisation with the study drug, as well as changes in other parameters in Alzheimer's patients with mild to moderate disease. Patients were enrolled and evaluated by conventional cognitive tests and by other surrogate measures. The results of this study were expected to provide additional information regarding the immune response to AN-1792, as well as valuable information useful for the design and evaluation of other therapeutic agents being studied in the collaborative development program.

Alzheimer's disease is the most common cause of dementia, and the fourth leading cause of death in developed countries. It is a major health problem worldwide, and has an enormous impact on individuals, families, the health care system, and society as a whole. It is estimated that more than four million people in the U.S. currently have Alzheimer's disease, and its prevalence doubles every five years beyond age 65.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the United States. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Wyeth-Ayerst Laboratories, a division of American Home Products Corporation, is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular therapies, central nervous system drugs, anti-inflammatory agents, infectious disease, haemophilia, oncology, vaccines, and generic pharmaceuticals. American Home Products is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of prescription drugs and over-the-counter medications. It also is a leader vaccines, biotechnology and animal health care.

*The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of the clinical development of AN-1792 and whether it will ever be approved for commercialisation. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that problems or delays may arise during preparations for clinical trials or in the course of development, testing or manufacturing of the product, that results in later stage or larger trials may be different than those safety profile in subsequent trials or may not meet applicable regulatory standards as well as the other risks and uncertainties described from time to time in the companies' periodic reports filed with the Security and Exchange Commission.*

#####

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**ELAN CORPORATION, plc**

By: 

William F. Daniel
Company Secretary

Date: March 5, 2002